                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                      ANNUAL REPORT UNDER SECTION 15 (d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934




For the year  ended December 31, 1997           Commission file number 000-21109




                 CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                            (Full title of the plan )




                                CUNO INCORPORATED
                              400 RESEARCH PARKWAY
                           MERIDEN, CONNECTICUT 06450
(Name and issuer of the securities held pursuant to the plan and the address of its principal executive office)

                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                                CUNO INCORPORATED

                           SAVINGS AND RETIREMENT PLAN



                  Year ended December 31, 1997 and period from

              September 10 (date of adoption) to December 31, 1996

                       with Report of Independent Auditors

                  CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
                          AUDITED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Auditors

Statements of Assets Available for Plan Benefits
         December 31, 1997                                                     1
         December 31, 1996                                                     2

Statements of Changes in Assets Available for Plan Benefits
         Year ended December 31, 1997                                          3
         Period from September 10, 1996 to December 31, 1996                   4

Notes to Financial Statements                                                5-7

Schedules of Assets Held for Investment Purposes
         December 31, 1997                                                     8
         December 31, 1996                                                     9


Exhibit 23 -- Consent of Independent Auditors                                 10

                         REPORT OF INDEPENDENT AUDITORS




Administrative Committee
CUNO Incorporated Savings and Retirement Plan


We have audited the accompanying statements of assets available for plan benefits of the CUNO Incorporated Savings and Retirement Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits for the year ended December 31, 1997 and the period from September 10 (date of adoption) to December 31, 1996. Our audit also included the supplemental schedules of investments as of December 31, 1997 and 1996. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1997 and 1996, and the changes in assets available for plan benefits for the year ended December 31, 1997 and the period from September 10 to December 31, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the related supplemental schedules of investments, when considered in relation to the financial statements taken as a whole, present fairly in all material respects, the information set forth therein.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The fund information in the financial statements is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.




Hartford, Connecticut
June 24, 1998                                /s/ Ernst & Young LLP

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997

                                                                            FUND INFORMATION
                                        ------------------------------------------------------------------------------------
                                                                         AMERICAN      AMERICAN      AMERICAN
                                                          BENHAM          CENTURY       CENTURY       CENTURY
                                                       INTERMEDIATE      STRATEGIC     STRATEGIC     STRATEGIC     BARCLAYS
                                           BENHAM      TERM TREASURY    ALLOCATION:   ALLOCATION:   ALLOCATION:     EQUITY
                                        STABLE ASSET   FIXED INCOME    CONSERVATIVE    MODERATE     AGGRESSIVE      INDEX
                                           FUND*           FUND            FUND          FUND*         FUND*        FUND*
                                        ------------   -------------   ------------   -----------   -----------   ----------
Investments:
    Mutual funds                        $ 2,467,867    $   691,866     $   572,314    $ 1,490,694   $ 1,374,418   $2,182,462
    CUNO Incorporated common stock               --             --              --             --            --           --
    Participant loans receivable                 --             --              --             --            --           --
                                        -----------    -----------     -----------    -----------   -----------   ----------
                                          2,467,867        691,866         572,314      1,490,694     1,374,418    2,182,462
Receivables:
    Employer's contribution                      --             --              --             --            --           --
    Participants' contributions              13,372          4,936           5,465         14,741        18,088       28,122
                                        -----------    -----------     -----------    -----------   -----------   ----------
                                             13,372          4,936           5,465         14,741        18,088       28,122
                                        -----------    -----------     -----------    -----------   -----------   ----------
        Assets available for benefits   $ 2,481,239    $   696,802     $   577,779    $ 1,505,435   $ 1,392,506   $2,210,584
                                        ===========    ===========     ===========    ===========   ===========   ==========

                                                                             FUND INFORMATION
                                        ------------------------------------------------------------------------------------------

                                                                   TWENTIETH    AMERICAN
                                         TWENTIETH   AMERICAN       CENTURY     CENTURY       CUNO         CUNO
                                          CENTURY    CENTURY     INTERNATIONAL   EQUITY    STOCK FUND:   STOCK FUND:   PARTICIPANT
                                           ULTRA      VALUE          GROWTH      GROWTH    PARTICIPANT    EMPLOYER        LOAN
                                           FUND*       FUND           FUND        FUND      DIRECTED*       MATCH         FUND
                                        ----------   --------    -------------  --------   -----------   -----------   -----------
Investments:
    Mutual funds                        $3,279,829   $211,977    $   116,189    $251,038            --            --            --
    CUNO Incorporated common stock              --         --             --          --   $ 1,567,540   $   107,896            --
    Participant loans receivable                --         --             --          --            --            --   $   330,483
                                        ----------   --------    -----------    --------   -----------   -----------   -----------
                                         3,279,829    211,977        116,189     251,038     1,567,540       107,896       330,483
Receivables:
    Employer's contribution                     --         --             --          --            --       565,082            --
    Participants' contributions             41,377     11,613         11,743      12,604        11,336            --            --
                                        ----------   --------    -----------    --------   -----------   -----------   -----------
                                            41,377     11,613         11,743      12,604        11,336       565,082            --
                                        ----------   --------    -----------    --------   -----------   -----------   -----------
        Assets available for benefits   $3,321,206   $223,590    $   127,932    $263,642   $ 1,578,876   $   672,978   $   330,483
                                        ==========   ========    ===========    ========   ===========   ===========   ===========








                                           TOTAL
                                        -----------
Investments:
    Mutual funds                        $12,638,654
    CUNO Incorporated common stock        1,675,436
    Participant loans receivable            330,483
                                        -----------
                                         14,644,573
Receivables:
    Employer's contribution                 565,082
    Participants' contributions             173,397
                                        -----------
                                            738,479
                                        -----------
        Assets available for benefits   $15,383,052
                                        ===========


* An individual investment which represents more than 5% of the plan assets available for benefits.

See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1996

                                                                           FUND INFORMATION
                                           --------------------------------------------------------------------------------
                                                                               AMERICAN         AMERICAN         AMERICAN
                                                               BENHAM           CENTURY          CENTURY          CENTURY
                                                            INTERMEDIATE       STRATEGIC        STRATEGIC        STRATEGIC
                                              BENHAM        TERM TREASURY     ALLOCATION:      ALLOCATION:      ALLOCATION:
                                           STABLE ASSET     FIXED INCOME     CONSERVATIVE       MODERATE        AGGRESSIVE
                                               FUND*            FUND*            FUND             FUND*            FUND*
                                           ------------     -------------    ------------      -----------      -----------
Investments:
    Mutual funds                            $1,321,654       $  350,373       $  308,569       $  740,506       $  657,852
    CUNO Incorporated common stock                  --               --               --               --               --
    Participant loans receivable                    --               --               --               --               --
                                            ----------       ----------       ----------       ----------       ----------
                                             1,321,654          350,373          308,569          740,506          657,852
Receivables:
    Employer's contribution                         --               --               --               --               --
    Participants' contributions                 15,348            5,169            4,764           22,031           17,719
                                            ----------       ----------       ----------       ----------       ----------
                                                15,348            5,169            4,764           22,031           17,719
                                            ----------       ----------       ----------       ----------       ----------
        Assets available for benefits       $1,337,002       $  355,542       $  313,333       $  762,537       $  675,571
                                            ==========       ==========       ==========       ==========       ==========

                                                                       FUND INFORMATION
                                           -----------------------------------------------------------------------


                                            BARCLAYS     TWENTIETH      CUNO             CUNO
                                             EQUITY       CENTURY    STOCK FUND:      STOCK FUND:      PARTICIPANT
                                              INDEX        ULTRA     PARTICIPANT       EMPLOYER           LOAN
                                              FUND*        FUND*      DIRECTED*          MATCH            FUND             TOTAL
                                           ----------   ----------   -----------      -----------      -----------      ----------
Investments:
    Mutual funds                           $  770,155   $1,347,926           --               --               --       $5,497,035
    CUNO Incorporated common stock                 --           --   $1,016,305               --               --        1,016,305
    Participant loans receivable                   --           --           --               --       $  209,180          209,180
                                           ----------   ----------   ----------       ----------       ----------       ----------
                                              770,155    1,347,926    1,016,305               --          209,180        6,722,520
Receivables:
    Employer's contribution                        --           --           --       $  131,255               --          131,255
    Participants' contributions                19,701       39,338       13,604               --               --          137,674
                                           ----------   ----------   ----------       ----------       ----------       ----------
                                               19,701       39,338       13,604          131,255               --          268,929
                                           ----------   ----------   ----------       ----------       ----------       ----------
        Assets available for benefits      $  789,856   $1,387,264   $1,029,909       $  131,255       $  209,180       $6,991,449
                                           ==========   ==========   ==========       ==========       ==========       ==========


* An individual investment which represents more than 5% of the plan assets available for benefits.


See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION YEAR ENDED DECEMBER 31, 1997

                                                                                  FUND INFORMATION
                                                ------------------------------------------------------------------------------------
                                                                                     AMERICAN          AMERICAN           AMERICAN
                                                                    BENHAM            CENTURY           CENTURY            CENTURY
                                                                 INTERMEDIATE        STRATEGIC         STRATEGIC          STRATEGIC
                                                   BENHAM        TERM TREASURY      ALLOCATION:       ALLOCATION:        ALLOCATION:
                                                STABLE ASSET      FIXED INCOME      CONSERVATIVE        MODERATE         AGGRESSIVE
                                                    FUND              FUND              FUND              FUND              FUND
                                                ------------     -------------      ------------      -----------       ------------
ADDITIONS:
Additions to net assets attributed to:
        Interest income
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                 --       $    14,220       $     3,985       $    75,080       $    82,401
        Dividend income                         $   102,540            27,375            46,866            75,474            64,675
                                                -----------       -----------       -----------       -----------       -----------
                                                    102,540            41,595            50,851           150,554           147,076
        Less investment expenses                        418                99               219               539               865
                                                -----------       -----------       -----------       -----------       -----------
                                                    102,122            41,496            50,632           150,015           146,211
                                                -----------       -----------       -----------       -----------       -----------
    Contributions:
        Participants                                389,192           124,504           106,069           288,273           315,530
        Employer                                         --                --                --                --                --
                                                -----------       -----------       -----------       -----------       -----------
                                                    389,192           124,504           106,069           288,273           315,530
                                                -----------       -----------       -----------       -----------       -----------
        Total Additions                             491,314           166,000           156,701           438,288           461,741
                                                -----------       -----------       -----------       -----------       -----------

DEDUCTIONS:
        Benefits paid to participants                94,396             7,566             3,024            13,636            25,886
                                                -----------       -----------       -----------       -----------       -----------
        Total deductions                             94,396             7,566             3,024            13,636            25,886
                                                -----------       -----------       -----------       -----------       -----------
Net increase prior to interfund transfers           396,918           158,434           153,677           424,652           435,855
Interfund transfers                                 747,319           182,826           110,769           318,246           281,080
                                                -----------       -----------       -----------       -----------       -----------
Net increase                                      1,144,237           341,260           264,446           742,898           716,935

Assets at beginning of period                     1,337,002           355,542           313,333           762,537           675,571
                                                -----------       -----------       -----------       -----------       -----------
Assets at end of period                         $ 2,481,239       $   696,802       $   577,779       $ 1,505,435       $ 1,392,506
                                                ===========       ===========       ===========       ===========       ===========

                                                                          FUND INFORMATION
                                                ---------------------------------------------------------------------------------

                                                                                                         TWENTIETH       AMERICAN
                                                                   TWENTIETH          AMERICAN            CENTURY        CENTURY
                                                  BARCLAYS          CENTURY            CENTURY         INTERNATIONAL      EQUITY
                                                EQUITY INDEX         ULTRA              VALUE              GROWTH         GROWTH
                                                    FUND              FUND               FUND               FUND           FUND
                                                ------------      -----------        -----------       -------------     --------
ADDITIONS:
Additions to net assets attributed to:
        Interest income
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments        $   359,512       $  (253,463)       $   (21,880)       $   (18,206)     $ (7,400)
        Dividend income                                  55           667,342             32,707             15,402        27,833
                                                -----------       -----------        -----------        -----------      --------
                                                    359,567           413,879             10,827             (2,804)       20,433
        Less investment expenses                        616             1,167                 48                 15            28
                                                -----------       -----------        -----------        -----------      --------
                                                    358,951           412,712             10,779             (2,819)       20,405
                                                -----------       -----------        -----------        -----------      --------
    Contributions:
        Participants                                420,158           693,542             33,520             24,166        32,020
        Employer                                         --                --                 --                 --            --
                                                -----------       -----------        -----------        -----------      --------
                                                    420,158           693,542             33,520             24,166        32,020
                                                -----------       -----------        -----------        -----------      --------
        Total Additions                             779,109         1,106,254             44,299             21,347        52,425
                                                -----------       -----------        -----------        -----------      --------

DEDUCTIONS:
        Benefits paid to participants                26,967           110,111                 16                134            16
                                                -----------       -----------        -----------        -----------      --------
        Total deductions                             26,967           110,111                 16                134            16
                                                -----------       -----------        -----------        -----------      --------
Net increase prior to interfund transfers           752,142           996,143             44,283             21,213        52,409
Interfund transfers                                 668,586           937,799            179,307            106,719       211,233
                                                -----------       -----------        -----------        -----------      --------
Net increase                                      1,420,728         1,933,942            223,590            127,932       263,642

Assets at beginning of period                       789,856         1,387,264                 --                 --            --
                                                -----------       -----------        -----------        -----------      --------
Assets at end of period                         $ 2,210,584       $ 3,321,206        $   223,590        $   127,932      $263,642
                                                ===========       ===========        ===========        ===========      ========

                                                                  FUND INFORMATION
                                                --------------------------------------------------


                                                   CUNO               CUNO
                                                STOCK FUND:        STOCK FUND:         PARTICIPANT
                                                PARTICIPANT          EMPLOYER             LOAN
                                                  DIRECTED             MATCH              FUND             TOTAL
                                                -----------        -----------        ------------      -----------
ADDITIONS:
Additions to net assets attributed to:
        Interest income                                                               $    19,699       $    19,699
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments        $ 1,972,583        $   (10,960)                --         2,195,872
        Dividend income                             104,370                 --                 --         1,164,639
                                                -----------        -----------        -----------       -----------
                                                  2,076,953            (10,960)            19,699         3,380,210
        Less investment expenses                         85                 --                 --             4,099
                                                -----------        -----------        -----------       -----------
                                                  2,076,868            (10,960)            19,699         3,376,111
                                                -----------        -----------        -----------       -----------
    Contributions:
        Participants                              2,447,274                 --                 --         4,874,248
        Employer                                         --            565,082                 --           565,082
                                                -----------        -----------        -----------       -----------
                                                  2,447,274            565,082                 --         5,439,330
                                                -----------        -----------        -----------       -----------
        Total Additions                           4,524,142            554,122             19,699         8,815,441
                                                -----------        -----------        -----------       -----------

DEDUCTIONS:
        Benefits paid to participants               136,679              5,407                              423,838
                                                -----------        -----------        -----------       -----------
        Total deductions                            136,679              5,407                 --           423,838
                                                -----------        -----------        -----------       -----------
Net increase prior to interfund transfers         4,387,463            548,715             19,699         8,391,603
Interfund transfers                              (3,838,496)            (6,992)           101,604                --
                                                -----------        -----------        -----------       -----------
Net increase                                        548,967            541,723            121,303         8,391,603

Assets at beginning of period                     1,029,909            131,255            209,180         6,991,449
                                                -----------        -----------        -----------       -----------
Assets at end of period                         $ 1,578,876        $   672,978        $   330,483       $15,383,052
                                                ===========        ===========        ===========       ===========


See accompanying notes.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION PERIOD FROM SEPTEMBER 10 TO DECEMBER 31, 1996

                                                                          FUND INFORMATION
                                               ---------------------------------------------------------------------
                                                                                       AMERICAN            AMERICAN
                                                                      BENHAM           CENTURY             CENTURY
                                                                   INTERMEDIATE       STRATEGIC           STRATEGIC
                                                  BENHAM          TERM TREASURY      ALLOCATION:         ALLOCATION:
                                               STABLE ASSET       FIXED INCOME       CONSERVATIVE         MODERATE
                                                   FUND               FUND               FUND               FUND
                                               ------------       -------------      ------------       ------------
ADDITIONS:
Additions to net assets attributed to
    Investment income:
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                --        $    (1,717)       $      (605)       $        26
        Dividend income                        $     1,327                262                 52                 91
                                               -----------        -----------        -----------        -----------
                                                     1,327             (1,455)              (553)               117
        Less investment expenses                        --                 --                 --                 --
                                               -----------        -----------        -----------        -----------
                                                     1,327             (1,455)              (553)               117
                                               -----------        -----------        -----------        -----------
    Contributions:
        Participants                             1,335,660            356,997            313,886            762,487
        Employer                                        --                 --                 --                 --
                                               -----------        -----------        -----------        -----------
                                                 1,335,660            356,997            313,886            762,487
                                               -----------        -----------        -----------        -----------
        Total Additions                          1,336,987            355,542            313,333            762,604
                                               -----------        -----------        -----------        -----------
Interfund transfers                                     15                 --                 --                (67)
                                               -----------        -----------        -----------        -----------
Net increase                                     1,337,002            355,542            313,333            762,537

Assets at beginning of period                           --                 --                 --                 --
                                               -----------        -----------        -----------        -----------
Assets at end of period                        $ 1,337,002        $   355,542        $   313,333        $   762,537
                                               ===========        ===========        ===========        ===========

                                                                         FUND INFORMATION
                                               --------------------------------------------------------------------
                                                 AMERICAN
                                                 CENTURY
                                                STRATEGIC                             TWENTIETH            CUNO
                                               ALLOCATION:          BARCLAYS           CENTURY          STOCK FUND:
                                                AGGRESSIVE        EQUITY INDEX          ULTRA           PARTICIPANT
                                                   FUND               FUND               FUND            DIRECTED
                                               -----------        ------------       -----------        -----------
ADDITIONS:
Additions to net assets attributed to
    Investment income:
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments       $    (1,316)       $   (15,465)       $   (31,761)       $    (1,534)
        Dividend income                                199                 --              2,749                 --
                                               -----------        -----------        -----------        -----------
                                                    (1,117)           (15,465)           (29,012)            (1,534)
        Less investment expenses                        --                 --                 --                 --
                                               -----------        -----------        -----------        -----------
                                                    (1,117)           (15,465)           (29,012)            (1,534)
                                               -----------        -----------        -----------        -----------
    Contributions:
        Participants                               676,755            805,539          1,416,167          1,031,215
        Employer                                        --                 --                 --                 --
                                               -----------        -----------        -----------        -----------
                                                   676,755            805,539          1,416,167          1,031,215
                                               -----------        -----------        -----------        -----------
        Total Additions                            675,638            790,074          1,387,155          1,029,681
                                               -----------        -----------        -----------        -----------
Interfund transfers                                    (67)              (218)               109                228
                                               -----------        -----------        -----------        -----------
Net increase                                       675,571            789,856          1,387,264          1,029,909

Assets at beginning of period                           --                 --                 --                 --
                                               -----------        -----------        -----------        -----------
Assets at end of period                        $   675,571        $   789,856        $ 1,387,264        $ 1,029,909
                                               ===========        ===========        ===========        ===========

                                                     FUND INFORMATION
                                               -----------------------------


                                                  CUNO
                                               STOCK FUND:       PARTICIPANT
                                                EMPLOYER             LOAN
                                                  MATCH              FUND              TOTAL
                                               -----------       -----------        -----------
ADDITIONS:
Additions to net assets attributed to
    Investment income:
        Net realized and unrealized
            appreciation (depreciation)
            in fair value of investments                --                --        $   (52,372)
        Dividend income                                 --                --              4,680
                                               -----------       -----------        -----------
                                                        --                --            (47,692)
        Less investment expenses                        --                --                 --
                                               -----------       -----------        -----------
                                                        --                --            (47,692)
                                               -----------       -----------        -----------
    Contributions:
        Participants                                    --       $   209,180          6,907,886
        Employer                               $   131,255                --            131,255
                                               -----------       -----------        -----------
                                                   131,255           209,180          7,039,141
                                               -----------       -----------        -----------
        Total Additions                            131,255           209,180          6,991,449
                                               -----------       -----------        -----------
Interfund transfers                                     --                --                 --
                                               -----------       -----------        -----------
Net increase                                       131,255           209,180          6,991,449

Assets at beginning of period                           --                --                 --
                                               -----------       -----------        -----------
Assets at end of period                        $   131,255       $   209,180        $ 6,991,449
                                               ===========       ===========        ===========

See accompanying notes.

                                CUNO Incorporated
                           Savings and Retirement Plan

                          Notes to Financial Statements

                                December 31, 1997


1.        DESCRIPTION OF PLAN

The CUNO Incorporated Savings and Retirement Plan (the "Plan") consists of a pre-tax savings program, a post-tax savings program, and an employer matching program. The Plan was adopted as of September 10, 1996. All employees of CUNO Incorporated (the "Company" or "Plan Sponsor" or "Employer") that have been credited with at least 500 hours of service within a six month period following their initial date of employment, or have completed one year of service recognized by the Plan, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Under the pre-tax program, participants may elect to contribute up to 15 percent of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional 10 percent of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes an annual discretionary matching contribution, in the form of Company common stock, that represents a percentage of the participants' pre-tax contributions. The matching percentage is applied to each participant's pre-tax contributions not exceeding 6 percent of eligible compensation.

All investment account dollars that result from employee contributions and related plan earnings are immediately vested. Company matching contributions plus actual earnings thereon vest based on years of continuous service. A participant is 100 percent vested after five years of credited service.

Participants also become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account is used to reduce the Company matching contribution. There were no non-vested assets attributed to terminated employees at December 31, 1997 or 1996. Fully-vested amounts allocated to accounts of persons who have elected to withdraw from the plan amounted to $713,190 at December 31, 1997 (none at December 31, 1996).

The Plan provides for separate investment options in one or more funds as directed by the participants. These options include the Benham Stable Asset Fund, the Benham Intermediate-Term Treasury Fixed Income Fund, the Twentieth Century Strategic Allocation: Conservative Fund, the Twentieth Century Strategic
Allocation: Moderate Fund, the Twentieth Century Strategic Allocation:
Aggressive Fund, the Barclays Equity Index Fund, the Twentieth Century Ultra Fund, the Twentieth Century Value Fund, the Twentieth Century International Growth Fund, the Twentieth Century Equity Growth Fund, and the CUNO Stock Fund. The participants may change their investment alternatives semi-annually.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. Chase Manhattan Bank, N.A., an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Participants may borrow from their fund accounts up to a maximum equal to the lessor of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/(from) the investment fund from/(to) the Participant Loan Fund. Loan terms range from 1-5 years, except for the purchase of a primary residence, which term may be a reasonable period of time that may exceed five years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through monthly payroll deductions.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

The foregoing description of the Plan provides only general information. Additional information about the plan agreement, forfeitures, and distributions from the Plan may be obtained from the Committee.

2.        SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments in common stock of CUNO Incorporated are carried at the closing market price on the last business day of the year. Participant loans receivable are valued at cost which approximates fair value.

Investments in mutual funds are carried at the fair value of their underlying net assets as determined by their respective fund managers, based primarily on market data.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.        INCOME TAX STATUS

On December 31, 1996, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

4.        TRANSACTIONS WITH PARTIES-IN-INTEREST

The statements of changes in assets available for benefits reflect non cash matching contributions from the Company consisting of shares of the Company's common stock. Such shares are recorded based on their fair market value.

5.        YEAR 2000 ISSUE (UNAUDITED)

The Plan Sponsor has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Plan Sponsor currently expects the project to be substantially complete by early 1999. The Plan Sponsor does not expect this project to have a significant effect on plan operations.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997


                                                                                                                 CURRENT
IDENTITY OF PARTY                                              DESCRIPTION OF INVESTMENT        COST              VALUE
-----------------                                              -------------------------        ----              -----
Benham Stable Asset Fund                                       Units                         $ 2,467,867       $ 2,467,867
Benham Intermediate Term Treasury Fixed Income Fund            Units                             679,387           691,866
American Century Strategic Allocation: Conservative Fund       Units                             572,241           572,314
American Century Strategic Allocation: Moderate Fund           Units                           1,425,987         1,490,694
American Century Strategic Allocation: Aggressive Fund         Units                           1,310,485         1,374,418
Barclays Equity Index Fund                                     Units                           1,854,184         2,182,462
Twentieth Century Ultra Fund                                   Units                           3,597,396         3,279,829
American Century Value Fund                                    Units                             233,667           211,977
Twentieth Century International Growth Fund                    Units                             133,990           116,189
American Century Equity Growth Fund                            Units                             259,059           251,038
CUNO Incorporated                                              Common stock                    1,515,964         1,567,540
CUNO Incorporated                                              Common stock                      119,140           107,896
Participant Notes                                              Loans receivable                       --           330,483

                                                                                             -----------       -----------
                                                                                             $14,169,367       $14,644,573
                                                                                             ===========       ===========

All of the above parties are considered parties-in-interest.

CUNO INCORPORATED SAVINGS AND RETIREMENT PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996


                                                                                                                CURRENT
IDENTITY OF PARTY                                              DESCRIPTION OF INVESTMENT        COST             VALUE
-----------------                                              -------------------------        ----             -----
Benham Stable Asset Fund                                       Units                         $1,321,654       $1,321,654
Benham Intermediate Term Treasury Fixed Income Fund            Units                            352,090          350,373
American Century Strategic Allocation: Conservative Fund       Units                            309,174          308,569
American Century Strategic Allocation: Moderate Fund           Units                            740,480          740,506
American Century Strategic Allocation: Aggressive Fund         Units                            659,168          657,852
Barclays Equity Index Fund                                     Units                            785,619          770,155
Twentieth Century Ultra Fund                                   Units                          1,379,687        1,347,926
CUNO Incorporated                                              Common stock                   1,017,840        1,016,305
Participant Notes                                              Loans receivable                      --          209,180

                                                                                             ----------       ----------
                                                                                             $6,565,712       $6,722,520
                                                                                             ==========       ==========

All of the above parties are considered parties-in-interest.